UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GLOBAL MED TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Atlas Acquisition Corp.
Haemonetics Corporation
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share, and
Series A Convertible Preferred Stock, $0.01 par value per share
(Title of Class of Securities)

37935E101
(CUSIP Number of Class of Securities)

Brian P. Concannon
President and Chief Executive Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184
(781) 848-7100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

James S. O’Shaughnessy, Esq. General Counsel Haemonetics Corporation 400 Wood Road Braintree, Massachusetts 02184 (781) 848-7100	Lisa R. Haddad, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$73,386,833.94	$5,233

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value is based upon the offer to purchase up to 54,653,157 shares of Common Stock of Global Med Technologies, Inc. at a purchase price of $1.22 cash per share and 3,960 shares of Series A Convertible Preferred Stock at a purchase price of $1,694.44 cash per share. Such number of shares of Common Stock represents the total of 38,160,594 issued and outstanding shares of Common Stock, outstanding options with respect to 6,420,271 shares of Common Stock, and outstanding warrants with respect to 10,072,292 shares of Common Stock, in each case as of February 18, 2010. Such number of shares of Series A Convertible Preferred Stock represents all issued and outstanding shares of Series A Convertible Preferred Stock as of February 18, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals 0.00007130 of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,233	Filing Party:	Haemonetics Corporation and Atlas Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	February 19, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2010, as amended by those certain Amendment Nos. 1, 2, 3, 4 and 5 to the Schedule TO filed with the SEC on each of February 25, 2010, March 9, 2010, March 11, 2010, March 18, 2010, and March 25, 2010, respectively (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by Atlas Acquisition Corp., a Colorado corporation (“Acquisition Corp.”) and a direct wholly-owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (“Global Med”), at a purchase price of $1.22 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares,” and together with the Common Shares, the “Shares”), at a purchase price of $1,694.44 per Preferred Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2010, as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal for the Preferred Shares and the Letter of Transmittal for the Common Shares (each, as the context requires, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Amendment is being filed on behalf of Acquisition Corp. and Haemonetics.
     The information set forth in the Offer to Purchase, including Annex I thereto, the Letter of Transmittal for the Common Shares and the Letter of Transmittal for the Preferred Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) thereto, respectively, is incorporated by reference in the answers to Items 1 through 9 and Item 11 of the Schedule TO and this Amendment, as applicable, and is supplemented by the information specifically provided in the Schedule TO and this Amendment.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO and the information incorporated therein. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
ITEMS 1 THROUGH 9 AND 11.
     Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:
     “At 12:00 midnight, Boston, Massachusetts time, on March 31, 2010, the subsequent offering period expired and was not extended, marking the conclusion of the Offer. Based on the information provided by the Depositary to Haemonetics, as of the expiration of the subsequent offering period, 3,960 Preferred Shares and approximately 34,398,052 Common Shares had been tendered in and not withdrawn from the Offer (including the Shares tendered during the subsequent offering period). These tendered Shares constituted 100% of the Preferred Shares outstanding and approximately 89.7% of the Common Shares outstanding. Acquisition Corp. has accepted for payment all Shares validly tendered.
     Pursuant to the terms of the Merger Agreement, Acquisition Corp. will exercise the Top-Up Option to purchase directly from Global Med 1,036,776 Common Shares. These Common Shares represent the number of Common Shares that, when added to the number of Common Shares owned by Acquisition Corp. as of immediately prior to the exercise of the Top-Up Option, constitute one share more than 90% of the outstanding Common Shares, taking into account those Common Shares issued upon the exercise of the Top-Up Option, at a price per share equal to the Common Stock Offer Price.
     Haemonetics will complete its acquisition of Global Med by merging Acquisition Corp. with and into Global Med by way of a “short form” merger, without a vote or meeting of the stockholders of Global Med in accordance with the applicable provisions of Colorado law. In the Merger, all remaining publicly-held Common Shares (other than Common Shares as to which dissenters’ rights are validly exercised and perfected under applicable Colorado law) will be converted into the right to receive $1.22 per Common Share, net to the holder in cash, without interest and less any applicable withholding taxes, representing the same price paid in the Offer. Under Colorado law, Haemonetics is required to give ten days’ prior notice of the Merger to the remaining stockholders of Global Med, and expects to complete the Merger promptly thereafter. Following the Merger, Global Med will become a wholly-owned subsidiary of Haemonetics, and the Common Shares will no longer be eligible for quotation on the OTC Bulletin Board.
     On April 1, 2010, Haemonetics and Acquisition Corp. issued a press release announcing the conclusion of the Offer. The full text of the press release is set forth as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.”
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated February 19, 2010.

(a)(1)(B)*	Form of Letter of Transmittal for Common Shares.

(a)(1)(C)*	Form of Letter of Transmittal for Preferred Shares.

(a)(1)(D)*	Form of Notice of Guaranteed Delivery for Common Shares.

(a)(1)(E)*	Form of Notice of Guaranteed Delivery for Preferred Shares.

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(H)*	Summary Advertisement published in the Wall Street Journal on February 19, 2010.

(a)(5)(A)*	Joint Press Release issued by Haemonetics and Global Med, dated February 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Haemonetics on February 1, 2010).

(a)(5)(B)*	Press Release issued by Haemonetics and Acquisition Corp. on March 18, 2010.

(a)(5)(C)*	Press Release issued by Haemonetics and Acquisition Corp. on March 25, 2010.

(a)(5)(D)	Press Release issued by Haemonetics and Acquisition Corp. on April 1, 2010.

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Global Med (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Med with the SEC on February 2, 2010).

(d)(1)(A)*	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2010, by and among Haemonetics, Acquisition Corp. and Global Med.

(d)(2)(A)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and each of Michael I. Ruxin and Thomas F. Marcinek.

(d)(2)(B)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Victory Park Special Situations Master Fund Ltd.

(d)(3)(A)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Michael I. Ruxin.

(d)(3)(B)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Thomas F. Marcinek.

(d)(4)*	Confidentiality Agreement, dated as of March 30, 2009, by and between Haemonetics and Global Med.

(d)(5)*	Letter agreement, dated December 2, 2009, by and between Global Med and Haemonetics.

(d)(6)*	Letter agreement, dated January 25, 2010, by and between Global Med and Haemonetics.

(g)	None.

(h)	None.

*	Filed previously.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAEMONETICS CORPORATION
Dated: April 1, 2010	By:	/s/ Christopher J. Lindop
		Name:	Christopher J. Lindop
		Title:	Chief Financial Officer and Vice President Business Development

ATLAS ACQUISITION CORP.
Dated: April 1, 2010	By:	/s/ James S. O’Shaughnessy
		Name:	James S. O’Shaughnessy
		Title:	Secretary

EXHIBIT INDEX
The Exhibit Index is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated February 19, 2010.

(a)(1)(B)*	Form of Letter of Transmittal for Common Shares.

(a)(1)(C)*	Form of Letter of Transmittal for Preferred Shares.

(a)(1)(D)*	Form of Notice of Guaranteed Delivery for Common Shares.

(a)(1)(E)*	Form of Notice of Guaranteed Delivery for Preferred Shares.

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(H)*	Summary Advertisement published in the Wall Street Journal on February 19, 2010.

(a)(5)(A)*	Joint Press Release issued by Haemonetics and Global Med, dated February 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Haemonetics on February 1, 2010).

(a)(5)(B)*	Press Release issued by Haemonetics and Acquisition Corp. on March 18, 2010.

(a)(5)(C)*	Press Release issued by Haemonetics and Acquisition Corp. on March 25, 2010.

(a)(5)(D)	Press Release issued by Haemonetics and Acquisition Corp. on April 1, 2010.

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Global Med (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Med with the SEC on February 2, 2010).

(d)(1)(A)*	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2010, by and among Haemonetics, Acquisition Corp. and Global Med.

(d)(2)(A)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and each of Michael I. Ruxin and Thomas F. Marcinek.

(d)(2)(B)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Victory Park Special Situations Master Fund Ltd.

(d)(3)(A)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Michael I. Ruxin.

(d)(3)(B)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Thomas F. Marcinek.

(d)(4)*	Confidentiality Agreement, dated as of March 30, 2009, by and between Haemonetics and Global Med.

(d)(5)*	Letter agreement, dated December 2, 2009, by and between Global Med and Haemonetics.

(d)(6)*	Letter agreement, dated January 25, 2010, by and between Global Med and Haemonetics.

(g)	None.

(h)	None.

*	Filed previously.